                                        [LOGO]


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For   JULY 10, 1998

                                QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                        (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -----                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -----                    -----

                                        [LOGO]


                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


July 10, 1998 (# 17\98)

                                        [LOGO]

                                       QUEBECOR
July 10, 1998                        PRINTING INC.                         17/98


FOR IMMEDIATE RELEASE

              QUEBECOR PRINTING ANNOUNCES ADDITIONAL SHARE PURCHASE IN

                        ACQUISITION OF SWEDISH PRINTER TINA



MONTREAL - Quebecor Printing announced today an additional share purchase in its recommended offer to acquire all of the shares of Tryckinvest i Norden AB (TINA
AB), Scandinavia's largest printer. Quebecor Printing now owns a total of 4,543,000 shares representing approximately 43.6% of TINA shares. In addition, as announced yesterday, Quebecor Printing has obtained irrevocable undertakings from certain shareholders and members of senior management representing approximately 10.3% of TINA shares.

Quebecor Printing announced yesterday its recommended offer to acquire all of the shares of TINA for the approximate sum of US $221 million plus the assumption of US $51 million in debt. The acquisition is subject to 90% of shareholders tendering their shares and compliance with Swedish regulatory provisions.

The acquisition is a 30% expansion of Quebecor Printing's European operations and will strengthen the Company's position as Europe's number one commercial printer by extending its rotogravure network throughout Scandinavia while providing a market position through exports into Russia and the Baltic States.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI) a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as checks, bonds and banknotes. The Company has over 27,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Chile, Argentina, Peru, Mexico and India.

                                         -30-


NOTE TO EDITORS: FOR FURTHER DETAIL ON THE ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE AND BACKGROUNDER ISSUED JULY 9, 1998.


FOR FURTHER INFORMATION:
John Paul Macdonald
Director Communications
Quebecor Printing Inc.
(514) 954-0101
(800) 567-7070




                 612 Saint-Jacques Street, Montreal, Qc, Canada H3C 4M8
                      Tel.: (514) 954-0101  FAX: (514) 954-1426     Recycle Logo

                                        [LOGO]


                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          QUEBECOR PRINTING INC.



                                          By: (s) PHILIPPE MONTEL
                                              ---------------------------------
                                          Name:   Philippe Montel
                                          Title:  Vice President, Legal Affairs
                                                  and Secretary




Date: JULY 10, 1998







                                                       PAGE 4 OF 4